Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Further to the Announcement to the Market published on August 16, 2013 with respect to the receipt of an assessment notice from the Brazilian Internal Revenue Service collecting Income Tax and Social Contribution on Net Profit arising from the corporate operation relating to the association between the Itau and Unibanco financial conglomerates, ITAÚ UNIBANCO HOLDING S.A. informs its stockholders and the market at large that on January 30, 2014, it was advised of  the result of the  Internal Revenue Service Office Ruling (“DRJ”), confirming the notification, albeit based on a ruling which was not unanimous.

Itaú Unibanco informs that it is to appeal the decision to the Administrative Tax Appeals Tribunal and reiterates its belief that the risk of loss with respect to the tax assessment in question is remote, a belief which is supported by our attorneys and external advisors.

The Company emphasizes further that the operations concluded in 2008 were legitimate, were approved by the corporate bodies of the managements of the companies involved and subsequently ratified by the appropriate authorities in strict compliance with the required norms. The Company further reiterates that it will continue adopting all the necessary measures to defend its interests and those of its stockholders.

Finally, the Company undertakes to maintain its stockholders and the market informed as to the outcome of these tax proceedings.

São Paulo (SP), February 3, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer